

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2020

Jianhua Wu
Chief Executive Officer
Sharing Economy International Inc.
M03, 3/F, Eton Tower
8 Hysan Avenue, Causeway Bay
Hong Kong

> **Re: Sharing Economy International Inc.**
> **Form 8-K filed December 31, 2019**
> **File No. 001-34591**

Dear Mr. Wu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Thomas E. Puzzo, Esq.